         Filed by El Paso Energy Corporation
         Pursuant to Rule 425 under the Securities Act of 1933
         Subject Company: El Paso Energy Corporation/The Coastal Corporation Commission File No. 001-14365
         Registration Statement No. 333-31060

The following are excerpts which address the El Paso Energy Corporation/ The Coastal Corporation merger, taken from a presentation by Ralph Eads, Greg Jenkins and John Hushon given at an El Paso Energy/Coastal Transition Reception on April 4, 2000.


Cautionary Statement Regarding Forward-looking Statements

This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies make these statements and projections in good faith, neither company nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.

Investor Notice

Investors are urged to read the proxy statement/prospectus which is included in the Registration Statement on Form
S-4 filed with the SEC on February 24, 2000 in connection with the proposed merger because it will contain important information. The proxy statement/prospectus is available for free on the SEC's web site (www.sec.gov) and from El Paso Energy Corporation's office of Investor Relations.
The merger between Coastal and El Paso is subject to government approvals and is expected to close in the fourth quarter of 2000.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El
Paso Energy Corporation on January 18, 2000.

[Logo]     EL PASO ENERGY

                         El Paso Energy/Coastal
                         Transition Reception
                         ------------------------------
                         April 4, 2000
                         5:00 - 8:00 p.m.

                         Ralph Eads
                         ------------------------------
                         Group Executive Vice President
                         Merchant Energy and Production


El Paso Energy Overview
----------------------------------

Relative Size of Combined Company
---------------------------------
$ Millions
                                              Equity
                   1999E Net     1999E        Market   Enterprise
                     Income      EBITDA       Value      Value
--------------------------------------------------------------------
Gas companies:
El Paso/Coastal    $  920       $  3,200     $ 18,525   $  32,325
Coastal               500          2,500        7,700      13,470
El Paso               420          1,700        8,520      16,550
Enron                 920          2,965       40,343      49,422
Williams Cos.         179          1,717       15,189      23,623

Utilities:
Duke Energy         1,297          3,982       19,907      30,849
PG&E                  723          3,936        8,376      19,588
Southern Co.        1,337          5,110       16,238      34,277

Source : DLJ Research, enterprise value (other than EPG and CGP) based on 3Q99

Relative Valuation Data
________________________
$ Millions
                                         Projected
                        Equity Market    5-year EPS   Dividend     2000 P/E
                             Value      Growth Rate     Yield      Multiple
----------------------------------------------------------------------------

El Paso/Coastal Pro forma $  18,525     Over 15%        2.2%        15.1x

Super Majors
   Exxon Mobil            $ 289,042          10%        2.1%        25.7x
   Royal Dutch Shell        218,609           8         2.5         24.9
   BP Amoco                 183,668           5         2.5         23.6

Majors
   Chevron                $  56,931          11%        2.9%        19.5x
   Texaco                    31,836           7         3.1         17.4
   Conoco                    15,750           9         3.0         16.1

Power and Gas
   Enron                  $  40,343          15%        1.3%        38.1x
   Duke Energy               19,907           8         4.1         13.4
   AES                       15,995          10         0.0         24.6

Source:  DLJ Research

Srategic Benefits
------------------

* Creates North American gas and power industry leader

* Well-positioned convergence player
  * Integrated from wellhead to electron
  * Scale and market reach to lead industry

* Enchances P/E multiple

[Logo]  El Paso Merchant Energy


                                Greg G. Jenkins
                                ------------------------------
                                President

                El Paso Merchant Energy
---------------------------------------

A "Step Change" in Earnings Contribution
----------------------------------------
*    Over $500 MM in NPV created during 1999
*    $2 billion additional NPV will be created over next 3 years
*    $250+ MM EBIT by 2002 (stand alone)
*    Leverage existing platform to create large new opportunities
*    El Paso/Coastal merger offers new expanded opportunities

[Logo] El Paso Energy International


                                John Hushon
                                -------------------------------
                                President

    El Paso Energy International
________________________________

El Paso/Coastal Combined International Opportunity
---------------------------------------------------
*    Complementary asset positions
*    Fuel terminals provide strong potential synergies
     *    Southeast Asia
     *    Latin America
*    Advances strategy to build regional businesses
     * Enlarges pool of effective experienced developers, analysts, operating managers and asset managers

                        El Paso Energy/Coastal
                        Transition Reception
                        -----------------------------
                        April 4, 2000
                        5:00 - 8:00 p.m.